FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 22, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____         No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on the websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

21 November 2017

The Royal Bank of Scotland Group plc – update on ring-fencing plans

Further to the announcements of 30 September 2016 and 3 January 2017 relating to its future ring-fencing strategy, The Royal Bank of Scotland Group plc (together with its subsidiaries, “RBS”) is today providing further details of its proposed ring-fencing transfer scheme and other restructuring steps relating to ring-fencing.

Introduction

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019. In order to comply with the UK ring-fencing requirements, RBS needs to undertake a significant reorganisation of its current legal entity structure and business model.

As also announced on 30 September 2016, one of the three principal corporate steps in that reorganisation is the transfer of certain personal and business banking businesses and commercial banking businesses of The Royal Bank of Scotland plc (“RBS plc”) to Adam & Company PLC (“Adam”) and National Westminster Bank Plc (“NatWest”). In addition, NatWest is to become issuer under the covered bond programme originally established by RBS plc (the “Covered Bond Programme”).

The Scheme

RBS intends to effect the above transfer by using a legal scheme called a Ring-Fencing Transfer Scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000 (“FSMA”).

Accordingly, a petition was presented (the “Petition”) to the Court of Session in Scotland (the “Court”) on 17 November 2017 for an order under Part VII of FSMA approving the Scheme for the transfer to Adam and NatWest of the business referred to above.

A first hearing was held at the Court on 21 November 2017 and a hearing for the approval of the Scheme is expected to be held on 22 March 2018. If the Scheme is approved at that hearing, the effective date of the Scheme will be 30 April 2018 or any later date which RBS plc, Adam and NatWest may agree with the Prudential Regulation Authority and the Financial Conduct Authority.

Implementation of the Scheme is subject, amongst other matters, to Court and regulatory approvals.

Unless the context requires otherwise, capitalised terms used below are defined in the Scheme.

Other events

At the same time as the Scheme becomes effective, Adam will be renamed “The Royal Bank of Scotland plc” and RBS plc will be renamed “NatWest Markets Plc”.

Scottish Banknote issuance

RBS plc is currently authorised to issue banknotes in Scotland, in the name of The Royal Bank of Scotland plc. Subject to Parliament approving secondary legislation authorising the transfer of the right to issue Scottish banknotes, it is intended that on the date the Scheme becomes effective, RBS plc’s authority as issuer of banknotes in Scotland will be transferred to Adam. From that date, Adam will supersede RBS plc in respect of banknotes in circulation and issue banknotes in Scotland under its new name.

Additional restructuring steps

During the second half of 2018, it is proposed that NatWest Holdings Limited, as parent of the ring-fenced sub-group (which includes NatWest and Adam), will be transferred from RBS plc to The Royal Bank of Scotland Group plc. This will occur through a dividend in specie of RBS plc’s shares in NatWest Holdings Limited, following a reduction of capital in RBS plc (subject to Court and regulatory approvals as applicable). RBS plc will make a separate application to the Court for the reduction of capital.

Debt investors

RBS expects that The Royal Bank of Scotland Group plc will continue to be primarily responsible for issuing external regulatory capital and MREL (minimum requirements for own funds and eligible liabilities) compliant instruments. Save as set out in this announcement with respect to the Covered Bonds and the Covered Bond Programme, the Scheme will not effect any change of issuer under any outstanding, externally-issued debt instruments.

Covered Bonds

RBS plc is currently the issuer under the Covered Bond Programme and carries out certain additional roles under the Covered Bond Programme. RBS Covered Bonds Limited Liability Partnership (the “LLP”) guarantees payments of interest and principal of the covered bonds issued under the Covered Bond Programme (the “Covered Bonds”).

It is proposed that, under the Scheme, NatWest will become issuer under the Covered Bond Programme, including in respect of any Covered Bonds issued that remain outstanding on the date on which the Scheme becomes effective. NatWest will also assume the additional roles currently carried out by RBS plc under the Covered Bond Programme (other than the roles of RBS plc as arranger and dealer in relation to the Covered Bond Programme, or its role as holder of any Covered Bonds). Accordingly, the following principal amendments to the Covered Bonds and the related Covered Bond Programme Transaction Documents are proposed to be made by the Scheme:

- Transferring Covered Bond Roles: Where the Covered Bonds or any Covered Bond Programme Transaction Document refer to RBS plc as issuer of the Covered Bonds or as the entity carrying out any other Transferring Covered Bond Roles, those references shall be construed as a reference to NatWest. The other Transferring Covered Bond Roles are cash manager to the LLP; seller and servicer of mortgage loans held by the LLP; lender to the LLP under the intercompany loan agreement; interest rate swap provider and covered bond swap provider to the LLP; and designated member of the LLP (see Schedule 4 of the Scheme Document).

- NatWest as sole seller and servicer: Currently, either RBS plc or NatWest may act as seller of mortgage loans to the LLP and as servicer of those mortgage loans. The Covered Bond Programme Transaction Documents will be amended, so that only NatWest carries out these roles (see Schedule 4 of the Scheme Document).

If the Scheme is ultimately approved by the Court, certain ancillary changes are expected to be made outside of the Scheme to the Covered Bond Programme, the LLP and its members. The principal changes are the resignation of RBS plc as a member of the LLP; the LLP being renamed as NatWest Covered Bonds LLP; the transfer by RBS plc to NatWest of its shares in one of the members of the LLP, RBS Covered Bonds (LM) Limited; and that member of the LLP being renamed as NatWest Covered Bonds (LM) Limited.

If you are in any doubt as to whether there is any tax or other impact on you as a result of the Scheme, please discuss such matters with your advisers or contact our Investor Relations team (central point of contact) indicated on our Fixed Income Investor website at www.investors.rbs.com. Otherwise, there is no requirement for investors in Covered Bonds to take any action.

Further information on the Scheme

Copies of the Petition, the full terms of the Scheme, a summary of its principal terms, the report of the skilled person relating to the Scheme and a summary of that report are available, free of charge, at www.rbs.com/ring-fencing or on request from RBS plc at 36 St Andrew Square, Edinburgh, EH2 2YB. A copy of any supplementary report of the skilled person will, if provided, also be so available. All of those documents will be available until the date of the Court hearing to approve the Scheme.

General information on RBS’s ring-fencing plans is also available at www.rbs.com/ring-fencing which contains links to previous RBS announcements on its implementation of ring-fencing and to the FCA and PRA websites.

If you would like to know more or have any questions, please visit our website at www.rbs.com/ring-fencing.

Making your views known

Any person who considers that they would be adversely affected by the carrying out of the Scheme has two alternative ways of making sure the Court considers their views.

a)	Lodging formal objections with the Court

They have the right to lodge formal written objections (known as “Answers”) with the Court. If any person wishes to lodge Answers, they should seek independent legal advice. Answers are a formal Court document which must comply with the rules of the Court and are normally prepared by Scottish legal counsel. Answers must be lodged with the Court at Parliament House, Parliament Square, Edinburgh, EH1 1RQ within 42 days of the publication of the last of the notices relating to the Scheme, which is expected to be on or around 27 November 2017. The deadline for lodging Answers is 8 January 2018. In addition, Answers must be accompanied by a fee to the Court.

b)	In writing or in person

The Court will also consider any other informal objections to the Scheme which are made in writing or in person at the hearing to consider approving the Scheme. If any person wishes to object in writing or in person at that hearing, they need to send a written statement of their views to all of the following:

•	the Court (either by post or by hand) at the above address;

•	RBS plc (either by post or by hand) at 36 St Andrew Square, Edinburgh, EH2 2YB; and

•	the Prudential Regulation Authority either:

o	by post to The Royal Bank of Scotland, Prudential Regulation Authority, Bank of England, Threadneedle Street, London, EC2R 8AH; or

o	by submitting it online at http://www.bankofengland.co.uk/pra/Pages/authorisations/structuralreform/representations.aspx

If any person wishes to object in this way, they need to do this by 5 p.m. on 23 February 2018, in order to ensure that the Court will consider their objection at the hearing to consider approving the Scheme. No fee is payable to the Court for objecting in this way.

The Court may also consider any objections made in writing or in person at the hearing to consider approving the Scheme, although it may not do so if the process for objecting described above has not been followed.

For Further Information Contact:

RBS Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Scott Forrest

Head of Treasury Debt Capital Markets

+44 (0) 20 7678 5313

RBS Media Relations

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	November 22, 2017	By:	/s/ Andrew Nicholson
			Name:	Andrew Nicholson
			Title:	Assistant Secretary